Exhibit 99.4(b)

Symetra Life Insurance Company [5069 154th Place NE] [Redmond, WA 98052-9669]

Earnings Enhancement Benefit Rider

This rider is a part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the terms of this rider will control. Once this rider has been selected, it cannot be revoked.

If the age of any Owner has been misstated so that the Owner would not have been eligible to purchase this benefit, this rider will be terminated.

When the Contract switches from the Accumulation Phase to the Income Phase, the benefit will be terminated and the charge will no longer be assessed.

When a spouse continues the Contract after the death of an Owner, the effects are as follows:

•	If the spouse continues the Contract after the death of the sole Owner or older joint Owner, the benefit is terminated and the charge will no longer be assessed.

•	If the spouse was the older joint Owner and continues the Contract after the death of the younger joint Owner, the benefit remains in effect and the charge will continue to be assessed.

Under “DEATH BENEFIT PROVISIONS – DEATH OF OWNER Prior to the Annuity Date”, “Earnings Enhancement Benefit” is added to the Contract:

Earnings Enhancement Benefit

The earnings enhancement benefit is payable upon the sole Owner’s or older joint Owner’s death and will be added to the death benefit that is described in the Contract under “DEATH BENEFIT PROVISIONS”.

The earnings enhancement benefit is always calculated on the life of the oldest original Owner, as shown on the original application for this Contract. No earnings enhancement benefit is payable on the death of any Owner other than the oldest original Owner. If the oldest original Owner ceases to be an Owner of the Contract, the earnings enhancement benefit will be terminated and the earnings enhancement benefit rider charge will no longer be assessed.

Definitions

Net Purchase Payments: Total Purchase Payments received prior to the date of death, less withdrawals and charges. Withdrawals and charges are considered to come from earnings first.

Adjusted Net Purchase Payments: Net Purchase Payments less Purchase Payments received in the 12 months prior to the date of death (other than Purchase Payments received during the first Contract Year if death occurs in the first Contract Year).

SymetraSM and the Symetra Financial logo are service marks of Symetra Life Insurance Company

Calculation of Benefit

The earnings enhancement benefit will be determined on the earlier of:

•       the date we receive proof of death and the first election of how to take the death benefit payment; or

•       six months from the date of death.

If we receive due proof of death and the first death benefit payment election within 6 months of the date of death: Any earnings enhancement benefit payment will be allocated to the investment options in the same proportion that Purchase Payments were last allocated. Thereafter, the contract value will be subject to investment performance and applicable charges until the date the death benefit is paid.

If we receive due proof of death and the first death benefit payment election more than 6 months after the date of death: Any earnings enhancement benefit will be calculated on the 6-month anniversary of the date of death. The earnings enhancement benefit will be credited with interest at the prevailing money market rates from the 6-month anniversary until the date we receive the required information. At that time we will allocate the earnings enhancement benefit, with the credited interest, to the investment options in the same proportion that Purchase Payments were last allocated. Thereafter, the contract value will be subject to investment performance and applicable charges until the date the death benefit is paid.

The earnings enhancement benefit is calculated as follows:

•        If the older Owner was less than 70 years of age on the contract date, the earnings enhancement benefit is equal to 40% of the earnings remaining in the Contract, as explained below.

•        If the older Owner was at least 70 years of age but less than 76 years of age on the contract date, the earnings enhancement benefit is equal to 25% of the earnings remaining in the Contract, as explained below.

For purposes of this benefit, we define “earnings” as the amount by which the contract value exceeds the Net Purchase Payments. If any Purchase Payments came from another insurance policy or annuity contract, when we calculate earnings we do not include any gain accrued while the money was invested in the other policy or contract. Earnings also do not include the stepped-up portion of the death benefit that results if the guaranteed minimum death benefit exceeds the contract value.

The maximum amount of earnings on which we will calculate the benefit is limited to 250% of the Adjusted Net Purchase Payments. Withdrawals and charges are considered to come from earnings first. If the Net Purchase Payments equal or exceed the contract value, the earnings enhancement benefit will be zero.

Under “DEATH BENEFIT PROVISIONS – DEATH OF OWNER Prior to the Annuity Date”, “Limitation on Death Benefit” is amended to read as follows:

Limitation on Death Benefit

At most, one guaranteed minimum death benefit and one earnings enhancement benefit will be paid during the life of the Contract. In addition, the maximum amount that we will add to the contract value is limited to $1 million. This limitation applies to the combination of:

•         any amount added to the contract value so that the contract value equals the guaranteed minimum death benefit; and

•         any earnings enhancement benefit.

All subsequently issued contracts will be aggregated for this limitation if your death triggers payment of a death benefit under such contracts.

Under “CHARGES – INSURANCE CHARGES”, “Earnings Enhancement Benefit Rider Charge” is added to the Contract:

Earnings Enhancement Benefit Rider Charge	The earnings enhancement benefit rider charge is equal on an annual basis to [0.15%] of the average daily net assets of each Portfolio and the Fixed Account.

All other terms and conditions of the Contract remain unchanged.

Symetra Life Insurance Company

[George Pagos]
[Secretary]